As of April 30, 2011, Pershing LLC (Shareholder) owned 53,761.172 shares of the Fund, which represented 25.81% of the Fund. As of October 31, 2011, Shareholder owned 0 shares of the Fund, which represented less than 25% of the outstanding shares. Accordingly, Shareholder has ceased to be a controlling person of the Fund.